

VIA FACSIMILE AND U.S. MAIL

March 9, 2009

Daniel J. Heinrich
Senior Vice President and Chief Financial Officer
The Clorox Company
1221 Broadway
Oakland, California 94612

      RE: The Clorox Company
             Form 10-K for Fiscal Year Ended June 30, 2008
             Forms 10-Q for Fiscal Quarters Ended September 30, 2008 and
             December 31, 2008
             File No. 1-07151

Dear Mr. Heinrich:

      We have reviewed your letter dated February 27, 2009 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008

Financial Statements

Note 22. Segment Reporting, page 58

1. We have read your response to comment three from our letter dated January 15, 2009. You indicate that the CODM and Board of Directors receive qualitative and statistical information about key business drivers as well as detailed information for the total Company. The financial information is summarized at the North America and International segment level and is used by the CODM and Board of Directors to oversee the performance of the Company. You also indicate that they also receive limited financial information consisting of volume, sales and profit amounts for the SBUs within North America. Please provide us with the financial information that is reviewed by your CEO as well as any other

limited financial information that the CODM reviews. Please also provide us with any financial information reviewed by your board of directors as well.

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Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief